02043017

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F.......................X.................... Form 40-F..............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X....................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated July 16, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: July 16, 2002

By: ______________________
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI
GUCCI GROUP

GUCCI GROUP N.V. ANNOUNCES SHARE BUY BACK

Amsterdam, The Netherlands, July 16, 2002 Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) announced today that it has commenced a program of repurchase of the Company's shares under an authorization by Gucci's Supervisory Board to repurchase up to 3,500,000 of the Company's outstanding shares. The repurchased shares will be held in Treasury and reissued to Gucci employees upon exercise of their stock options pursuant to the Company's stock option plan. As a consequence of this, the repurchase of shares will not be subject to Dutch withholding tax. Domenico De Sole, Chief Executive Officer of Gucci Group N.V. stated, *"We believe that a buyback of Gucci shares at current valuation levels represents an excellent investment for the Company."*

Gucci's share repurchases will take place from time to time in the open market and will be funded from available cash.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:
Tomaso Galli
Director of Corporate Communications
Gucci Group N.V.
+31 20 462 1700
+44 20 7898 3000
+39 02 8800 5555

For investors / analysts inquiries:
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+31 20 462 1700
+44 20 7898 3000
+39 055 7592 2456